Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

September 1, 2017

VIA EDGAR

Mr. Paul Fischer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Re:	Sinclair Broadcast Group, Inc.
Registration Statement on Form S-4
File No. 333-219135

Dear Mr. Fischer,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sinclair Broadcast Group, Inc. (“Sinclair”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 5:00 p.m., Washington, D.C. time, on September 6, 2017, or as soon thereafter as it is practicable.

[Signature Follows]

Very truly yours,

Sinclair Broadcast Group, Inc.

By:	/s/ David R. Bochenek
Name:	David R. Bochenek
Title:	Senior Vice President/Chief Accounting Officer